SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

BRIGHT STATION PLC

2)  Name of director

ROBERT KURT LOMNITZ

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PRUDENTIAL - ACCOUNT DESIGNATION NOT DISCLOSED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHAREHOLDING AND OPTIONS HELD ON APPOINTMENT TO THE BOARD

7)  Number of shares/amount of
    stock acquired

N/A

8)  Percentage of issued class

N/A

9)  Number of shares/amount
    of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1p EACH

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

22 DECEMBER 2000

15) Total holding following this notification

95,000 ORDINARY SHARES OF 1p EACH

16) Total percentage holding of issued class following this notification

DE MINIMIS

If a director has been granted options by the company please complete the following boxes

17) Date of grant

APPROVED OPTIONS - 04/05/2000
UNAPPROVED OPTIONS - 04/05/2000
LTIP AWARD OF RESTRICTED SHARES - 29/09/2000

18) Period during which or date on which exercisable

APPROVED OPTIONS - 04/05/2003 TO 04/05/2010
UNAPPROVED OPTIONS - 04/05/2003 TO 04/05/2007
LTIP AWARD OF RESTRICTED SHARES - 29/09/2003 TO 29/10/2003

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

APPROVED OPTIONS - 32,000 ORDINARY SHARES OF 1p EACH
UNAPPROVED OPTIONS - 23,000 ORDINARY SHARES OF 1p EACH
LTIP AWARD OF RESTRICTED SHARES - 382,353 ORDINARY SHARES OF 1p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

APPROVED OPTIONS - 93.5p
UNAPPROVED OPTIONS - 93.5p
LTIP AWARD OF RESTRICTED SHARES - FIXED AT TIME OF EXERCISE

22) Total number of shares or debentures over which options held following this notification

437,353 ORDINARY SHARES OF 1p EACH

23) Any additional information

Release of the Restricted Share Awards detailed herewith is contingent upon achievement of both of the following performance criteria as determined by the Remuneration Committee of Bright Station plc:

1. Final Average Share Price at                   Restricted Period
         end of Restricted Period

         Less than 180p                                     0%
         180p                                              25%
         Between 180p and 220p       Proportionate Release between 25% and 100%
         220p or over                                     100%

2. Additionally, in order for the Awards to vest, the performance of the Bright Station share price over the Restricted Period must equal or exceed the performance of the techMARK All Share Index for the same period.

FOLLOWING THE APPOINTMENT OF ROBERT LOMNITZ TO THE BOARD OF BRIGHT STATION PLC, IT IS CONFIRMED THAT MR LOMNITZ HAS HELD NO OTHER DIRECTORSHIPS OF PUBLICLY QUOTED COMPANIES AT ANY TIME IN THE PREVIOUS FIVE YEARS. THERE ARE NO DETAILS TO DISCLOSE IN RESPONSE TO PARAGRAPHS 6.F.2(b) TO (g) OF THE LISTING RULES.

24) Name of contact and telephone number for queries

JONATHAN BALL     020 7930 6900

25) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL  COMPANY SECRETARY

    Date of Notification   27 DECEMBER 2000